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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000





                             CONTENTS



                                                          Page

Statements of Transfer Fees Charged                              1

Summary of Costs Incurred                                        2


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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000
                                     January 2000                   February 2000                      March 2000
                             Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee        Amount
                                    (per ton)     (000)             (per ton)      (000)              (per ton)      (000)
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
   -Mountaineer Plant. . .      -                  $-          -                    $-        13,953     $5.53        $77

  Ohio Power Company:(b)
   -Amos Plant (c) . . . .   101,107     N/A        2(d)    180,018      N/A         2(d)    140,181       N/A          2(d)

         TOTAL BILLINGS. .   101,107               $2       180,018                 $2       154,134                  $79

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is  based on the  usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.

N/A Not Applicable
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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000
                                                                                Three
                                                                                Months
                                            January    February     March       Ended
                                              2000       2000        2000      3/31/00
                                                          (in thousands)
Salaries and Benefits. . . . . . . . . . . .  $114       $(33)       $ 12        $ 93
Depreciation . . . . . . . . . . . . . . . .    77         77          77         231
Taxes Other Than Income Taxes* . . . . . . .    15         15          16          46
Materials and Supplies . . . . . . . . . . .    21          1           7          29
Electricity. . . . . . . . . . . . . . . . .     9          8           7          24
Other. . . . . . . . . . . . . . . . . . . .     9         27          19          55

          Total**. . . . . . . . . . . . . .  $245       $ 95        $138        $478

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.  These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.
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